INFRASTRUCTURE MATERIALS CORP.
1135 Terminal Way
Suite 207B
Reno, Nevada 89502

August 17, 2010

Via EDGAR

Mr. Mark C. Shannon
    Branch Chief
Mr. Mark Wojciechowski
    Staff Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-4628

Re:	Infrastructure Materials Corp. Form 10-K for Fiscal Year Ended June 30, 2009 Filed September 28, 2009 SEC Comment Letter dated August 3, 2010 File No. 0-52641

Gentlemen:

We refer to the letter of Branch Chief, Mark C. Shannon dated August 3, 2010, addressed to Infrastructure Materials Corp. (the “Company”).  On behalf of the Company, I would like to respond to the comment no later than September 20, 2010.

The Company has a new FAX number.  The FAX number is 775-322-4458.  Thank you.

Very truly yours,

/s/	Rakesh Malhotra
Rakesh Malhotra, Chief Financial Officer

cc:	Cliff Low
Jonathan H. Gardner